SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA

Tel +1 (212) 632 5500 Fax +1 (212) 632 5555

www.salans.com

RECEIVED

2008 APR 16 P 2:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001829

Direct Dial +1 (212) 632 5536

Direct Fax +1 (212) 307 3350

plorieau@salans.com

File No. 82-34719

April 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: Securities AB (the "Company") - Electronic Posting of Information on Issuer's Website Pursuant to Rule 12g3-2(e)(2) (File No. 82-34719)

Ladies and Gentlemen:

Please be advised that the Company intends to publish in English the information required under Rule 12g3-2(b)(1)(iii) on its Internet Web site pursuant to Rule 12g3-2(e)(2). Such information is posted on the Company's website at:

www.securitas.com.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536.

Kindly have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED

APR 21 2008

THOMSON FINANCIAL

Best regards,

Pierre J. Lorieau

cc: Bengt Gustafson
Gisela Lindstrand
Robert K Smits, Esq.

4/17

END